Bread & Butter Fund, Inc.

Board of Director Resolution

Fidelity Bond Agreement

October 20, 2010

We the undersigned of the Bread & Butter Fund, Inc. represent the entire Board of Directors of the Fund. All Board members have examined the Financial Institution Bond that was assigned Bond Number 6214325 and issued by National Union Fire Insurance Company

The Board found that this Bond was issued to cover the Bread & Butter Fund, Inc. for a single loss limit liability of $100,000 with a single loss deductible of $0. The Board also found that the Bond applies to a loss sustained at anytime discovered after 12:01 am on October 21, 2010 that the coverage extends to 12:01 am October 21, 2011.

Our signature below indicate, to the best of our knowledge the above described Bond meets the requirements specified by the Securities and Exchange Commission for Fidelity Bond insurance coverage for Federally Registered Mutual Funds, such as the Bread & Butter Fund, Inc.

______________________ 10/20/10
Frank J. Figurski

______________________ 10/20/10
Donald J. McDermott – Chairman

______________________ 10/20/10
Theodore J. Moskala

______________________ 10/20/10
Jeffrey E. Potkul

MMC MARSH MERCER KROLL GUY CARPENTER OLIVER WYMAN

ANNUAL NOTICE OF MARSH USA INC. AND MARSH & MCLENNAN SECURITIES CORPORATION AND AFFILIATES* PRIVACY PRACTICES AND POLICIES UNDER THE GRAMM-LEACH-BLILEY ACT

Background:

Title V of the Gramm-Leach-Bliley Act ("GLBA"), which was enacted in 2000, and related state laws and regulations establish limitations on the use and distribution of information collected by financial institutions from their customers and consumers. Marsh USA Inc. provides insurance brokerage, risk management and related services to its corporate, association and individual clients ("Clients"). MMC Securities Corporation (with Marsh USA Inc., "Marsh") markets mutual fund products and related services, as well as variable insurance and annuity products with it's affiliated insurance agency, as well as other products and services, to its corporate and Clients. In compliance with the GLBA and related state laws, and in order to notify our Clients of our privacy practices, we are providing you with this document to inform you of our privacy policies and practices.

Information We Collect:

We collect nonpublic personal financial information about the current and former employees and members of our corporate and association Clients and, in certain cases, their family members (collectively, "Participants"), and our individual Clients from the following sources:

- Information we receive from Clients and Participants on applications or other forms or in connection with providing products or services to Clients and Participants, including the determination of eligibility for insurance benefits or payments.
- Information we receive as a result of processing and verifying the information provided to us about Clients and Participants.
- Information we receive from affiliates, insurers, other intermediaries, third party providers and others about our Clients and Participants.
- Information we receive from consumer reporting agencies.
- Information available from external sources (such as publicly available records).

Information We May Disclose To Third Parties:

We do not disclose any nonpublic personal financial information about our current or former Clients or Participants to any third parties, except as stated in this policy and as otherwise permitted or required by law. We may share this information outside of Marsh in order to process or complete the transaction for which the information was provided (the "Transaction"), otherwise in connection with the Transaction or as authorized by our Clients or Participants.

The law permits us to share this information with our affiliates. However, you may request that we do not share consumer reports from credit reporting agencies that we may receive about you with our affiliates. Please contact your Marsh representative if you wish to do so at privacy@mmc.com. We may also disclose any or all of the information we collect to companies that perform marketing or related services on our behalf or to other financial institutions with whom we have joint marketing agreements. We require any third party with whom we contract to abide by the same privacy policy standards as we do. Please note that GLBA and this notice do not affect any rights an individual Client or Participant may have under the Fair Credit Reporting Act.

Our Practices Regarding Information Confidentiality and Security:

We restrict access to nonpublic personal financial information about Clients and Participants to those employees of ours and our affiliates who need to know that information in order to provide products or services to our Clients and Participants. We have in place physical, electronic and procedural safeguards in order to protect any nonpublic personal financial information that we maintain regarding Clients and Participants. In addition, we take a risk-based approach to properly identify risks that might compromise Clients' and Participants' nonpublic personal financial information and execute appropriate safeguards to mitigate and control such risks.

Your Right To Access, Correct, Amend Or Delete Certain Information:

You may submit a written request for access to (i) the information we maintain about you and (ii) the names of the insurers, agents or insurance support organizations to which we have disclosed, or normally disclose, the information in the two (2) years prior to your written request. We are allowed to charge a reasonable fee to cover our costs for providing this information. You also have the right to request that we correct, amend or delete your information that is not accurate or not current. You must detail the information at issue and provide supporting documents.

We will generally agree to your request, however, if we believe the information we have is correct, we may refuse. We will provide you the reasons for our refusal. If you disagree with our reasons you can file a written statement with (i) the information you think is correct, relevant or fair and (ii) the reasons why you disagree with our refusal. If you file such a statement, we will keep it in our files. We will also provide your statement to any third party viewing the disputed information.

Contact Information:

Please contact your Marsh representative if you have any questions about this Notice or email at privacy@mmc.com.

* Affiliates include Marsh & McLennan Companies, Inc., Marsh Inc., Seabury & Smith, Inc., Marsh Private Client Services, Marsh Private Client Life Insurance Services, Marsh Executive Benefits, Inc., Mercer Inc., Guy Carpenter & Co., LLC, Oliver Wyman Group and Kroll Inc.

POLICYHOLDER NOTICE

Thank you for purchasing insurance from the Chartis companies. Chartis insurance companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by Chartis insurance companies to brokers and independent agents in the United States by visiting our website at www.chartisinsurance.com/producercompensation or by calling 1-800-706-3102.

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

Item 1. Name of Insured: Bread & Butter Fund, Inc.

BOND NUMBER
6214325

Principal Address:
3rd Floor
3633 Hill Road
Parsippany NJ 07054

(Herein called the Insured)

Item 2. Bond Period from 12:01 a.m. on 10/21/2010 to 12:01 a.m. on 10/21/2011.

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3. Limit of Liability –
Subject to Section 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A – FIDELITY	$100,000	$0
Insuring Agreement B – AUDIT EXPENSE	Not Covered	Not Covered
Insuring Agreement C – ON PREMISES	Not Covered	Not Covered
Insuring Agreement D – IN TRANSIT	Not Covered	Not Covered
Insuring Agreement E – FORGERY OR ALTERATION	$100,000	$5,000
Insuring Agreement F – SECURITIES	Not Covered	Not Covered
Insuring Agreement G – COUNTERFEIT CURRENCY	Not Covered	Not Covered
Insuring Agreement H – STOP PAYMENT	Not Covered	Not Covered
Insuring Agreement I – UNCOLLECTIBLE ITEMS OF DEPOSIT	Not Covered	Not Covered

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J – COMPUTER SYSTEMS	$100,000	$5,000
Insuring Agreement K – UNAUTHORIZED SIGNATURES	$100,000	$5,000
Insuring Agreement L – AUTOMATED PHONE SYSTEMS	Not Covered	Not Covered
Insuring Agreement M – TELEFACSIMILE	Not Covered	Not Covered

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
No Exceptions

Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
103012 (10/09), 103003 (10/09), 89644 (7/05), 103004 (10/09), 91222 (12/09), SR5538, 41206 (9/84)

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7. Premium Amount: $302
FHFC – Florida Hurricane Fund:
Total Premum: $302

Issue Date: 11/08/2010

By: ____________________
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No. 6214325

in favor of Bread & Butter Fund, Inc..

effective as of 10/21/2010.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

Bread & Butter Fund, Inc.

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7. The attached bond shall be subjected to all its agreements, limitations and conditions except as herein expressly modified.

8. This rider shall become effective as 12:01 a.m. on **10/21/2010**.

Signed, Sealed and dated

By: ______________________
Authorized Representative

SR 5538

This endorsement, effective at 12:01 AM 10/21/2010 forms a part of

Policy number 6214325

Issued to: Bread & Butter Fund, Inc.

By: National Union Fire Ins of Pittsburgh

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

INSURING AGREEMENT J Computer Systems

To be attached to and form part of Bond No. 6214325

in favor of Bread & Butter Fund, Inc..

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) Entry of data into, or
(2) Change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a) Property to be transferred paid or delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited:
(c) an unauthorized account of a fictitious account to be debited or credited;

(3) Voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i) cause the Insured or its agent(s) to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
(iii) and further provided such voice instruction or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and
(b) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured.

2. As used in this Rider, Computer System means:

   (a) computers with related peripheral components, including storage components, wherever located,
   (b) systems and application software,
   (c) terminal devices,
   (d) related communication networks or customer communication systems, and
   (e) related Electronic Funds Transfer Systems,

   by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

   (a) loss resulting directly or indirectly from the theft of confidential information, material or data; and
   (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

   (a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
   (b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
   (c) Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be **($100,000)** , it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of **$5,000** (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss

shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

    (a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
    (b) Immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

    The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

    "Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. Nothing herein contained shall be held to vary, alter, waiver or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

14. This rider shall become effective at 12:01 a.m. Standard time on 10/21/2010.

By: ______________________
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No. 6214325
in favor of Bread & Butter Fund, Inc..

It is agreed that:

(1) The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(2) It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(3) The Single Loss Limit of Liability for the coverage provided by this rider shall be $100,000, it being understood, however, that such liability shall be part of, and not in addition to, the Aggregate Limit of Liability stated in item 3. of the Declarations of the attached bond.

(4) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of $5,000 (herein called Deductible Amount), and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(5) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(6) The rider is effective as of 12:01 a.m. standard time on 10/21/2010 as specified in the bond.

By: ______________________
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214325 in favor of Bread & Butter Fund, Inc..

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13. TERMINATION in its entirety and replacing it with the following:

SECTION13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured (other than a registered management investment company) immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3. This rider is effective as of 12:01 a.m. on *10/21/2010*.

By: ______________________
Authorized Representative